September 7, 2017

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Jaffe Laboratories, Inc.
Draft Registration Statement on Form S-1
Submitted February 13, 2017
CIK No. 0001661053

Dear Ms. Ravitz:

Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 10, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the Staff’s comment in italics as set forth in the Comment Letter. In addition, the Company is concurrently filing an amended Registration Statement on Form S-1 (as amended, the “Registration Statement”).

General

1.	Please indicate whether you will be a non-accelerated filer or a smaller reporting company.

Company Response: The Company expects to be a smaller reporting company and has checked the appropriate box indicating as such on the front cover page of the Registration Statement.

Prospectus Cover Page

2.	In your next amendment, please revise to name the lead underwriters or advise. Please note that we may defer further review of the filing until the lead underwriters are named.

Company Response: The Registration Statement reflects the inclusion of the Company’s underwriter, Network 1 Financial Securities, Inc.

Amanda Ravitz Page 2 of 10

3.	Please revise your prospectus summary disclosure on pages 1-10 to avoid repetition of the detail that you include later in your document. For example, we note that much of the disclosure in the summary appears on pages 64-74 in your document. Please also relocate from your prospectus summary unnecessary detail that overwhelms the most important aspects of the offering and your business and is more appropriate for a subsequent section of your prospectus.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus summary disclosure in the Registration Statement to avoid repetition and unnecessary details.

4.	Please revise throughout your prospectus to indicate the basis for each of your product claims. If your claims are not based on clinical studies, please revise to make that clear. If your claims are based on clinical studies, please tell us about any relationships you had with those studies, including whether you commissioned such studies.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to remove or disclose the basis for each of the Company’s product claims.

5.	With a view toward balanced disclosure as to what your medical devices have shown in clinical studies, please tell us whether the studies have revealed any material disadvantages. Also, if your studies have not generated statistically significant long-term results, please balance your disclosure to make clear the significance of the absence of such results.

Company Response: The Company respectfully notes the Staff’s comment and has revised its disclosures to indicate that human trials have not been performed.

6.	Please revise to explain your technology by avoiding the use of technical terms that may not be familiar to investors or explain their use in context. For example, please explain such terms as proprietary estate of processes, cumulative patency and native arteriovenous fistulae.

Company Response: The Company respectfully acknowledges the Staff’s comment and has added simplified explanations to the Registration Statement with the aim of making disclosures more understandable. The Company has further removed references to the term “propriety estate of processes” in the narrative.

Products Under Development, page 2

7.	Please clearly explain each step you must take to reach commercialization of your products to address the billion dollar markets mentioned on pages 4-10. Also, disclose any material hurdles before you are able to address these markets. If such information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your document.

Company Response: The Company respectfully acknowledges the Staff’s comment and has included a commercialization section to explain the steps anticipated to reach commercialization in the Registration Statement.

Amanda Ravitz Page 3 of 10

Bioprosthetic Coronary Artery Bypass Graft – CoreoGrafttm, page 3

8.	Please clarify if the market for your CoreoGraft product is intended for the population of the patients in the study (patients without sufficient available autologous grafts or patients with incomplete cardiac revascularization) or the larger CABG market referenced in the third paragraph on page 7. If you intend to compete for the entire CABG market, please add in an appropriate location in your prospectus how you intend to compete against the established market which uses grafts from the patient. Include appropriate risk factor disclosure.

Company Response: The Company respectfully acknowledges the Staff’s comment and its disclosure now reflects that its initial target market would be “those patients without available autologous conduits.” The Company has further revised disclosures in the “Industry Overview” section to reflect size of market numbers in response to the Staff’s questions.

Intellectual Property, page 8

9.	In an appropriate location in your prospectus, please explain how the documentation process described in the second paragraph of this section provides a competitive advantage and clarify why that process could not be infringed.

Company Response: The Company respectfully acknowledges the Staff’s comment and its disclosure now reflects that, although the patent has expired on the radiation process, the experience and know-how is documented well within the Company’s quality program in the tissue preparation.

HJL Venous Valve, The VenoValve, page 10

10.	It appears from your disclosure that there is presently no reimbursement code for your intended product. In an appropriate location in your prospectus, please indicate what steps you would have to complete in order to obtain such code and reimbursement rates at the range per valve disclosed in this section. Include risk factor disclosure as appropriate.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure to indicate that it plans to obtain consultants to assist with the reimbursement code efforts once the first in human trial starts.

Implications of Being an Emerging Growth Company, page 11

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company has not furnished any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. If and when the Company does provide such information to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Amanda Ravitz Page 4 of 10

12.	Please reconcile your disclosure on page 11 that you have “elected to avail [y]ourselves of this extended transition period” with your disclosure on page 63 that you have elected not to avail yourself of the extended transition period.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reconcile the inconsistent statements. The Company will elect to avail itself of the extended transition period.

The Offering, page 13

13.	Please tell us why you have not included the (i) options to purchase 2,592,000 shares of common stock and (ii) the warrants issued to Legend Securities, Inc. for 1,005,700 shares of Series A preferred stock, that are disclosed on page 92, in the first set of bullet points on this page or revise your disclosure as appropriate. Please also tell us why you assume in the second set of bullet points that the conversion of your preferred stock will be into an aggregate of 935,700 shares of common stock when you assume in other locations of your prospectus, such as on page 88, that 1,005,700 shares of common stock would be issued upon such conversion.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the options and warrants referenced above, as well as clarify the number of shares the Company’s preferred stock will convert into.

Legislative or regulatory healthcare reform measures…, page 33

14.	We note your reference to a 2.3% medical device tax. If true, please update your disclosure that this tax was suspended until the end of 2017 and is uncertain to take effect after that.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reflect the discussion of the 2.3% medical device tax to indicate that it has been suspended until 2017 and its reinstatement is uncertain.

Even if we are able to commercialize any product candidates…, page 34

15.	Please revise your disclosure so that it is clear why your references to “drug companies,” “pharmacoeconomic studies” and “newly approved drugs” apply to your current or intended business.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures in the Registration Statement to more closely relate to the Company’s business.

Amanda Ravitz Page 5 of 10

Industry and Market Data, page 48

16.	Please revise to include the information missing from this section.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised this section in the Registration Statement to include missing information.

Use of Proceeds, page 49

17.	Please expand the disclosure in this section to discuss the amount of proceeds from this offering that you intend to devote to the development of the products mentioned in the three bullet points on page 2. If any of those products may take priority over the other products please make that clarification as well.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised this section in the Registration Statement and is unable to state with certainty the amount of proceeds the Company intends to devote to each of the Company’s product candidates.

Capitalization, page 51

18.	Please revise to classify the Series A preferred stock in the mezzanine, consistent with the presentation in your financial statements.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised this section in the Registration Statement accordingly.

Results of Operations, page 56

19.	Please expand to explain the reasons for the gross loss on revenues from LeMaitre and clarify whether you expect to continue to realize losses under the arrangement.

Company Response: The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure in this section of the Registration Statement to explain the reason for the Company’s losses under its arrangement with LeMaitre Vascular, Inc. (“LMAT”), and its go forward expectations.

Overview, page 64

20.	Based on your disclosure on page 54 that the agreement with Cryolife, Inc. was terminated, please update your disclosure here regarding that agreement and clarify how your currently derive your “ongoing revenue stream.”

Company Response: The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure in this section in the Registration Statement to clarify that the Company derives its ongoing revenue stream from the sub-contract manufacture of product for LMAT and royalties earned on LMAT sales, pursuant to the agreement with LMAT.

Amanda Ravitz Page 6 of 10

Bioprosthetic Coronary Artery Bypass Graft Device Need, page 66

21.	We note your disclosure that “a significant cost of CABG procedures is associated with graft harvest and the extended recovery and complications related to the harvest procedure.” We also note your disclosure that your device that substitutes for graft harvest would be priced at between $6,000 and $7,000 per unit. To the extent known, please disclose how your product cost compares to the current cost of patient graft harvest.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to explain that less morbidity, shorter hospital stays, shorter surgery and fewer assistants because of this product use will result in cost savings.

Bioprosthetic Coronary Artery Bypass Graft — CoreoGrafttm, page 69

22.	Please disclose the intended end-points of the human clinical trials that you plan to begin in 2017.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to indicate that the endpoint of the trials will be based on patient survival and graft survival after one year and the clinical trial will begin in 2018.

Management, page 75

23.	Please revise to ensure that you have disclosed the principal occupations and employment of Dr. Glickman and Messrs. Anderson, Doyle and Alferenko during the past five years. Also, revise to include the information missing from the fourth paragraph on page 77.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to indicate the principal occupations and employment of its directors. The Company respectfully notes that Mr. Alferenko is no longer a member of the Company’s board of directors and is no longer referenced in this section.

24.	Please disclose the principal business of Biodyne Holding SA and whether Mr. Zhivilo may have any conflicts of interest with your company as a result of his affiliation with Biodyne.

Company Response: The Company has revised the Registration Statement to disclose that Biodyne Holding, S.A.’s (“Biodyne”), principal line of business is to invest in medical device technology companies. While the Company does not believe that Mr. Zhivilo currently has any conflict of interest with the Company as a result of his affiliation with Biodyne, the Company cannot predict, ascertain or comment on any future conflict of interests that may arise out of Mr. Zhivilo’s association with both the Company and Biodyne. Accordingly, the Company has not revised the Registration Statement to disclose any current or future conflict of interest.

Amanda Ravitz Page 7 of 10

Hancock Jaffe Laboratories Aesthetics, Inc., page 89

25.	Please disclose the basis on which HJLA is a related person and the nature and current business activities of HJLA. Refer to Regulation S-K Item 404(a)(1) and (6).

Company Response: The Company has determined that Hancock Jaffe Aesthetics Laboratories, Inc. (“HJLA”) is not a related person under Item 404 of Regulation S-K and has removed the disclosure in the Registration Statement under the section entitled “Certain Relationships and Related Party Transactions.”

26.	Please reconcile your disclosure that you have an option to purchase shares of HJLA until January 15, 2017 with your disclosure on page 54 which appears to indicate that your option was extended until April 1, 2021. Please also clarify if this extension continues to allow you to purchase all 484,358 shares underlying the option and your current intention with respect to exercising such option to the extent it is still available.

Company Response: The Company has removed the disclosure in the Registration Statement under the section entitled “Certain Relationships and Related Party Transactions” and has clarified the disclosure relating to HJLA in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Common Stock, page 91

27.	Please reconcile your disclosure here that any director may be removed without cause by a majority vote with your disclosure on page 95 that indicates that directors may only be removed for cause by two-thirds vote. Please also reconcile your disclosure that shareholders may act by written consent with your disclosure on page 95 that shareholders may not act by written consent.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to reconcile the inconsistencies regarding director removal and our stockholder’s ability to act by written consent.

Where you can find more information, 101

28.	Please tell us why you refer in the second paragraph of this section to the website of another company.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the Company’s website in the Registration Statement.

Financial Statements, page F-1

Condensed Statements of Cash Flows, page F-5

29.	Tell us why proceeds from advances from distributor are presented in operating activities in the statements of cash flows for the nine-month interim periods versus in financing activities in the statement of cash flows for the twelve-months ended December 31, 2015.

Company Response: The Company respectfully acknowledges the Staff’s comment and now consistently presents advances from distributor in financing activities in the statements of cash flows. The distributor provided interest-bearing financing to the Company during the business relationship.

Amanda Ravitz Page 8 of 10

Financial Statements for December 31, 2015

Note 5. Intangible Assets, page F-13

30.	Tell us how you obtained the 30% interest in the related party and explain how the acquisition of the interest was accounted for, including the basis in GAAP for your accounting determination. Please also clarify the financial statement disclosure.

Company Response: The Company respectfully acknowledges the Staff’s comment, and has added a cross-reference to Note 3 – Significant Accounting Policies, Investments, where the Company has disclosed that the Company acquired founders’ shares at nominal cost, which are accounted for using the equity method of accounting.

Note 9. Temporary Equity and Stockholders’ Deficiency, page F-16

31.	We note the reference to the independent third-party valuation to determine the estimated fair market value of the employee warrant. Please tell us the nature and extent of your reliance on the third party for that purpose. Also, please describe to us your consideration of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Company Response: The Company respectfully acknowledges the Staff’s comment and, given that there is no requirement to reference the independent valuation expert in the registration statement, the Company has removed all such references in the audited and stub period financial statements included in the Registration Statement.

32.	Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Company Response: The estimated initial public offering range is between $12 to $18 per share. The estimated grant date fair value of common stock utilized to value stock-based compensation during the past twelve months was $3.84 per share. The reason for the increase in value is because the capital raised in this offering will permit the Company to continue its research and development efforts, and accelerate first in human testing and the U.S. Food and Drug Administration (“FDA”) approval process. The Company anticipates receiving the following within eighteen months of our capital raise:

●	IDE (FDA Investigational Device Exemption approval which allows the company to begin a U.S. clinical investigation); and

●	FDA Premarket Approval granting commencement of U.S. sales; and/or

●	CE Mark permitting the company to either commence European sales or initiate early clinical trials outside the United States.

Accordingly, without the proceeds raised in this offering, the Company would be unable to commercialize its cardiovascular devices.

Amanda Ravitz Page 9 of 10

Undertakings

33.	Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Company Response: The Company has considered the disclosure of the undertaking pursuant to Item 512(a)(6) of Regulation S-K, as noted in the Staff’s comment, and has determined that such undertaking is required only in connection with the registration of securities pursuant to Rule 415 under the Securities Act. Accordingly, the Company has respectfully declined to add the undertaking to the Registration Statement in response to the Staff’s comment.

Exhibits

34.	Please tell us why you have not provided disclosure regarding your relationship with the members of your medical advisory board in an appropriate location in your prospectus. In this regard, we note that you have filed as exhibits your medical advisory board agreements with several doctors as exhibits 10.13 through 10.17.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement under the section entitled “Management” to include disclosure regarding the Company’s medical advisory board.

35.	We note that you indicate that confidential treatment has been requested as to portions of an exhibit. However, it does not appear that you indicated the specific exhibit that is the subject of the request. Please advise or revise.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to indicate that the Company will not be seeking confidential treatment for any exhibits listed therein at this time.

36.	Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

Company Response: The Company respectfully acknowledges the Staff’s comment and has replaced the text of its exhibits such that no exhibit is presented as a graphic or image file.

Should you have any questions or require any additional information, please contact Hancock Jaffe Laboratories, Inc., attention Bill Abbott, by phone at (949) 387-9279, or by e-mail at billabbott@hjlinc.com.

Amanda Ravitz Page 10 of 10

Sincerely,

/s/ Benedict Broennimann, M.D.

Benedict Broennimann, M.D.

Co-Chief Executive Officer

Hancock Jaffe Laboratories, Inc.

Cc:	Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael Hedge, K&L Gates LLP